

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 29, 2010

Edward J. Ludwig
Chairman and Chief Executive Officer
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880

> **Re: Becton, Dickinson and Company**
> **Annual Report on Form 10-K**
> **Filed November 25, 2009, as amended January 21, 2010**
> **File No. 001-04802**

Dear Mr. Ludwig:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 69

1.   We note the disclosure on page 20 of your definitive proxy statement, incorporated by reference into your annual report on Form 10-K, regarding the use of market comparison data in setting each element of your compensation program. Specifically, you indicate that you establish a "competitive range" with the "intent" that the mid-point be the 50th percentile of the Comparison Group and that you "seek" to target each element within this range. In your future applicable

filings, please clarify what is the actual "competitive range" used by you, the mid-point of that range and whether each element is targeted within that range.

2.   As a related matter, if the actual payouts to your named executives differ from the targeted amounts, please revise future filings to quantify and explain the reasons for the difference. In this regard, we note the disclosure that actual payouts of compensation may be more or less than the targeted amount based on performance, stock price and "other factors," which does not appear to provide investors with a sufficient understanding of the amount and reasons for the differences or if there were any differences.

Exhibits

3.   The certifications included as Exhibit 32 refer to an incorrect annual report on Form 10-K. Therefore, please file a full amendment to your annual report on Form 10-K for the fiscal-year ended September 30, 2009, including all required exhibits, such as those required by Regulation S-K Item 601(b)(31) and (32).

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3637 with any questions.

Sincerely,

Jay Mumford
Senior Attorney

cc (via fax): Jeffrey Sherman, Esq.—Senior Vice President and General Counsel